December 1, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE Washington, D.C. 20549

Attn: Ronald (Ron) Alper

Re:	Empowerment & Inclusion Capital I Corp.
Draft Registration Statement on Form S-1
Filed September 25, 2020

Dear Mr. Alper:

On behalf of our client, Empowerment & Inclusion Capital I Corp. (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated October 22, 2020, relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on September 25, 2020 (the “Draft Registration Statement”).

The Company has confidentially submitted via EDGAR its Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s response to the comment received by the Staff and certain updated information.

We have set forth below the comment of the Staff in bold and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

Draft Registration Statement on Form S-1 filed September 25, 2020

General

1.

We note your disclosure that Jefferies Financial Group, LLC, one of your sponsors, is an affiliate of Jefferies, LLC, an underwriter in the offering. The disclosure on page 160 indicates that Jefferies, LLC may make a market in the units. If so, please amend the registration statement to register the market-making activities, including by adding disclosure in a footnote to the registration statement fee table, revising the prospectus cover page, and by including alternate pages for the market-making prospectus.

United States Securities and Exchange Commission

December 1, 2020

Response: The Company advises the Staff that Jefferies Financial Group Inc., an affiliate of Jefferies LLC, will not be an affiliate of the Company upon consummation of the offering. Jefferies Financial Group Inc. will beneficially own less than 5% of the Company’s outstanding common stock following the offering. In addition, Jefferies Financial Group Inc. has no rights to designate members of the Company’s board of directors and is otherwise a passive investor.

Financial Statements, page F-1

1.

We note you have adopted a December 31 fiscal year end. Please tell us how you determined it would be appropriate to include audited results as of September 17, 2020 and for the period from January 1, 2020 through September 17, 2020. In addition, please clarify how your presentation complies with the requirement to include comparative year to date information pursuant to Rule 8-03(a)(5) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has updated the disclosure in Amendment No. 1 to the Draft Registration Statement on Form S-1 to include the interim financial statements as of and for the period ended September 30, 2020 and the relevant comparative periods.

* * *

Please do not hesitate to contact Elliott Smith at (212) 819-7644 or Rupa Briggs at (212) 819-7621 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Elliott Smith

cc:	Harold Ford, Jr., Empowerment & Inclusion Capital I Corp.
Virginia Henkels, Empowerment & Inclusion Capital I Corp.

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